Via Facsimile and U.S. Mail
Mail Stop 6010

April 10, 2006

Mr. Clay B. Siegall
President and Chief Executive Officer
Seattle Genetics, Inc.
21823 30th Drive SE
Bothell, WA 98021

Re: Seattle Genetics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 8, 2006
File No. 000-32405

Dear Mr. Siegall:

        We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K – December 31, 2005

Item 8. Financial Statements and Supplementary Data, page 41

Notes to Financial Statements, page 48

6. Collaboration, License, Manufacturing, and Other Agreements, page 57

1.   You disclose in your liquidity discussion on page 38 that you "financed [y]our operations primarily through the issuance of equity and funding from our collaboration and license agreements." Please provide us in disclosure-type format a revised discussion of each agreement discussed herein that includes the amount of funding received from each partner for each reporting period presented.

2.   Please provide us in disclosure-type format a discussion of the amount of payments made under each agreement related to milestones and annual maintenance fees for each reporting period presented. Additionally include the maximum amount of milestone payments that may be required along with a description of the events that would trigger these payments. In addition, also include these potential milestone payments in a revised contractual obligations table pursuant to Item 303(a)(5) of Regulation S-K and provide it to us.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Clay B. Siegall
President and Chief Executive Officer
Seattle Genetics, Inc.
April 10, 2006
Page 3

You may contact Keira Ino, Staff Accountant, at (202) 551-3659 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant